UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

PETRÓLEO BRASILEIRO S.A. – PETROBRAS ———————————————————————————————————
(Translation of registrant’s name into English)

Avenida República do Chile, 65 20031-912 – Rio de Janeiro, RJ Federative Republic of Brazil
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Approval of public offering of shares of Petrobras Distribuidora (BR)

Rio de Janeiro, July 11, 2017 – Petróleo Brasileiro S.A. – Petrobras, pursuant to the material fact of June 22, 2017, reports that its Board of Directors approved at a meeting held today, the initial public offer of its fully-owned subsidiary Petrobras Distribuidora S.A. (BR), which will be effected through a secondary public offering of shares.

In its initial public offer, BR aims to join the special securities segment of
B3 (former BM&FBOVESPA) named Novo Mercado, in line with the best practices of corporate governance.

All the necessary acts to perform the offer will be subject to approval of internal bodies of Petrobras and BR, as well as the analysis and approval of the respective regulating entities, pursuant to applicable legislation.

The present notice shall not be considered as an announcement of public offering and its execution will depend on favorable conditions in domestic and international capital markets.

Facts deemed material in this matter shall be timely communicated to the market.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Date: July 11, 2017	By:	/s/ Ivan de Souza Monteiro
	Name:	Ivan de Souza Monteiro
	Title:	Chief Financial Officer and Investor Relations Officer